Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Mazor Robotics Signs Agreement with Leading Group Purchasing
Organization (GPO)

CAESAREA, Israel – January 14, 2014 – Mazor Robotics Ltd. (NASDAQCM: MZOR; TASE: MZOR), the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced that it has signed an agreement with one of the largest group purchasing organizations (GPO) for hospitals, as well as acute and non-acute healthcare facilities.  Under the agreement, the Company’s Renaissance system and portfolio of disposable products will be available to the members of one of the largest hospital corporations in the U.S with hundreds of hospitals and freestanding surgery centers. Three of the member hospitals under this GPO have previously purchased Renaissance and are currently utilizing the system.

“This is a significant achievement putting in place a framework to expand our Renaissance footprint with this hospital corporation,” commented Ori Hadomi, Mazor’s Chief Executive Officer. “With three of its member hospitals already using the Renaissance system, it clearly demonstrates the effectiveness of our strategy to penetrate individual hospitals as well as national accounts.”

As the only FDA cleared surgical guidance technology for spine surgery available in the marketplace, surgeons and administrators in the U.S and internationally are benefitting from the positive clinical and business aspects of the system.

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com, the content of which does not form a part of this press release.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the purchase of additional Renaissance systems, the expansion of the Renaissance footprint, the clinical and economic benefits of Renaissance, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s registration statement on Form F-1 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings and the amendments thereto.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
(212) 850-6020; (646) 201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021